SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONX CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212873103

(CUSIP Number of Class of Securities)

Kyle Jason Kiser

Chief Executive Officer

CONX Corp.

5701 S. Santa Fe Dr.

Littleton, CO 80120

(303) 472-1542

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Mario Schollmeyer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CONX Corp., (”CONX” or, the “Company,” “our,” “us” and “we”) on April 1, 2024 (together with any subsequent amendments and supplements thereto, including Amendment No. 1 filed with the SEC on April 15, 2024, Amendment No. 2 filed with the SEC on April 17, 2024, Amendment No. 3 filed with the SEC on April 19, 2024 and Amendment No. 4 filed with the SEC on April 22, 2024, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.598120 per share, net to the seller in cash for an aggregate purchase price of up to $22,470,865 (or $22,152,921 when excluding 30,000 shares held by our independent directors that may not be redeemed). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. This Amendment is being filed on behalf of the Company.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Cover Page

A new twelfth paragraph is added to the Cover Page as follows:

Our securities are likely to be delisted from Nasdaq in connection with the Transaction Closing. Following the Transaction and the Offer, we do not expect for our securities to continue to be listed and traded on Nasdaq. For additional discussion of delisting risk we face, see “Risk Factors—Nasdaq may delist our securities from trading on its exchange, including because we might be viewed by Nasdaq to be a ‘public shell company’ as that term is used in Nasdaq FAQ 484, which would limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions”.

Summary Term Sheet – Questions and Answers

The second paragraph of the question “What if the conditions to the Offer are not satisfied?” on page 3 is amended and restated as follows:

If we do not consummate the Transaction by April 29, 2024, we will not be able to demonstrate compliance with Nasdaq’s listing requirements and our shares of Class A Common Stock will be delisted from Nasdaq. Even if we consummate the Transaction by April 29, 2024, we do not expect for our securities to continue to be listed and traded on Nasdaq. Please see the risk factor entitled “Risk Factors—Nasdaq may delist our securities from trading on its exchange, including because we might be viewed by Nasdaq to be a ‘public shell company’ as that term is used in Nasdaq FAQ 484, which would limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions”. In addition, if we do not consummate the Transaction or complete an alternative business combination by the end of the Combination Period, we will commence winding up of our affairs and will liquidate without completing a business combination. See “The Offer — General” and “The Offer — Purchase Price.”

The disclosure related to the question “What will happen if I do not tender my shares of Class A Common Stock?” on page 11 is amended and restated as follows:

Q. What will happen if I do not tender my shares of Class A Common Stock?

A. Stockholders who choose not to tender their shares of Class A Common Stock will retain their shares of Class A Common Stock and participate in the Transaction.

Continuing stockholders that do not tender their shares of Class A Common Stock will also be subject to several other risks, which are discussed in more detail in the section entitled “Risk Factors”, including:

•	reduced public float and therefore reduced liquidity;

•	our securities are expected to be delisted from Nasdaq in connection with the Transaction Closing, including because we might be viewed by Nasdaq to be a “public shell company” as that term is used in Nasdaq FAQ 484;

•	share price declines; and

•	risks related to the operation of the Property following the consummation of the Transaction.

Although we believe that we are not a “public shell company” because we will neither have “no or nominal other assets” nor “no or nominal operations”, you should assume that Nasdaq will delist our securities from trading on its exchange in connection with the Transaction Closing. For additional discussion of delisting risk we face, see “Risk Factors—Nasdaq may delist our securities from trading on its exchange, including because we might be viewed by Nasdaq to be a ‘public shell company’ as that term is used in Nasdaq FAQ 484, which would limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions”. See for a description of our securities generally, “Description of CONX’s Securities.”

Risk Factors

The risk factor entitled “Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” on page 26 is amended and restated as follows:

Nasdaq may delist our securities from trading on its exchange, including because we might be viewed by Nasdaq to be a ‘public shell company’ as that term is used in Nasdaq FAQ 484, which would limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on Nasdaq. However, following the Transaction and the Offer, we do not expect for our securities to continue to be listed and traded on Nasdaq. During its review of our listing application in connection with the Transaction, Nasdaq staff indicated that the staff believes that after the Transaction Closing, we would be a “public shell company” as that term is used in Nasdaq FAQ 484, and therefore we would not be eligible to continue to be listed on Nasdaq or satisfy initial listing requirements. Accordingly, although we believe that we are not a “public shell company” because we will neither have “no or nominal other assets” nor “no or nominal operations”, you should assume that Nasdaq will delist our securities from trading on its exchange. As soon as practicable following a delisting determination, we intend for our securities to be quoted on an over-the-counter market. Nasdaq’s staff will present its view to the Nasdaq Hearings Panel (the “Panel”), which will determine whether we were able to demonstrate compliance with Nasdaq’s continuing listing requirements by April 29, 2024. Although we may appeal any delisting decision, we cannot assure you that such appeal would be successful. In addition, an appeal would not stay Nasdaq’s delisting decision, meaning that trading in our securities on Nasdaq would be suspended in connection with the Transaction Closing.

Even if Nasdaq were to revise its views or our appeal were successful, our securities may be delisted for other reasons, including as a result of previous redemptions and redemptions in connection with the Offer, as well as our inability to comply with other listing requirements of Nasdaq. More specifically:

•	As previously disclosed on our Current Report on Form 8-K filed with the SEC on August 18, 2023, on August 14, 2023, the staff of the Nasdaq notified the Company that it no longer meets Listing Rule 5550(b)(2) (the “Rule”) requiring the Company to maintain a minimum market value of listed securities (“MVLS”) of $35 million. The notice was based on a review of the Company’s MVLS for the past 30 consecutive business days. Nasdaq’s listing rules provide the Company a compliance period of 180 calendar days, or until February 12, 2024, in which to regain compliance. On February 14, 2024, the Company received notification from Nasdaq that the Company had not regained compliance with the Rule (the “Notice”). The Panel considered this matter in rendering its determination regarding the Company’s continued listing on the Nasdaq, as further described below.

•	As previously disclosed on our Current Report on Form 8-K filed with the SEC on November 1, 2023, on October 30, 2023, the Company received a notice from the staff of the Nasdaq indicating that the Company’s securities would be subject to suspension and delisting from the Nasdaq at the opening of business on November 8, 2023 due to the Company’s non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of the registration statement for its initial public offering. The Panel considered this matter in rendering its determination regarding the Company’s continued listing on the Nasdaq, as further described below.

Subsequent to a hearing on February 8, 2024, the Panel determined to grant the Company an exception for its securities to continue to be listed on Nasdaq until April 29, 2024, subject to (i) the Company executing a definitive agreement to complete a business combination by March 11, 2024 (which condition was satisfied by the execution of the Purchase Agreement on March 10, 2024), and (ii) on or before April 29, 2024, the Company will demonstrate compliance with all applicable requirements for continued listing on Nasdaq. Furthermore, as discussed above, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. We intend to satisfy Nasdaq’s minimum market value of listed securities requirement as a result of the Transaction, including as a result of the Equity Forward Transaction, which is expected to add approximately $200 million in cash to our balance sheet, is not exercisable for Class A Common Stock as of the Transaction Closing and is antidilutive. However, we cannot assure you that we will be able to meet Nasdaq’s listing requirements at that time. Rather, as discussed above, following the Transaction and the Offer, we do not expect for our securities to continue to be listed and traded on Nasdaq.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities would be expected to be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including (i) a limited availability of market quotations for our securities, (ii) reduced liquidity for our securities, (iii) a determination that our Class A Common Stock is a “penny stock”, which will require brokers trading in our Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities, (iv) a limited amount of news and analyst coverage in the future; and (iv) a decreased ability to issue additional securities or obtain additional financing in the future. Any of these factors could have a material adverse effect on the liquidity and price of our securities.

The risk factor entitled “A market for the securities of CONX after the Transaction may not fully develop, which would adversely affect the liquidity and price of our securities” on page 17 is amended and restated as follows:

A market for the securities of CONX after the Transaction may not fully develop, which would adversely affect the liquidity and price of our securities.

Following the Transaction and the Offer, we do not expect for our securities to continue to be listed and traded on Nasdaq. Nasdaq staff has indicated that the staff believes that after the Transaction Closing, we would be a “public shell company” as that term is used in Nasdaq FAQ 484. Nasdaq’s staff will present its view to the Nasdaq Hearings Panel (the “Panel”), which will determine whether we were able to demonstrate compliance with Nasdaq’s continuing listing requirements by April 29, 2024. Although we may appeal any delisting decision, we cannot assure you that such appeal would be successful. In addition, an appeal would not stay Nasdaq’s delisting decision, meaning that trading in our securities on Nasdaq would be suspended in connection with the Transaction Closing. Accordingly, following the Transaction, the price of our securities may fluctuate significantly due to the market’s reaction to the Transaction and general market and economic conditions. An active trading market for our securities may never fully develop or, if developed, it may not be sustained. In addition, the price of the securities after the offering can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are quoted on the over-the-counter markets, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national exchange. You may be unable to sell your securities unless a market can be established or sustained. For additional discussion of delisting risk we face, see “Risk Factors—Nasdaq is expected to delist our securities from trading on its exchange, including because we might be viewed be a ‘public shell company’ as that term is used in Nasdaq FAQ 484, which would limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions”.

The risk factor entitled “Risk Factors—Under the Seller Lease Agreement, we will have maintenance and repair obligations for the Property. We may not have sufficient cash to pay for those repairs” is amended and restated as follows:

Under the Seller Lease Agreement, we will have maintenance and repair obligations for the Property. We may not have sufficient cash to pay for those repairs.

Under the Seller Lease Agreement, we will have maintenance and repair obligations for the Property with respect to roof, shell, core and systems, which could result in significant expense to us. We expect to pay for any such maintenance or repairs with cash at hand. Although we expect to initially maintain significant cash on our balance sheet as a result of the Equity Forward Transaction, our cash resources may decline over time, including, but not limited to, as a result of operating expenses, cash used in connection with potential future acquisitions or if we elect to redeem the Series A Preferred Stock in whole or in part. Accordingly, our cash may be insufficient to pay for significant or unexpected maintenance and repairs as they accrue. If we are unable to satisfy our maintenance and repair obligations to Seller, Seller would have the right to elect to make the necessary repairs itself, and we would then be obligated to reimburse Seller for any such self-help expenses incurred by Seller. Any such reimbursement payments to Seller would be expected to negatively affect our cash-flows and results of operations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024	By:	/s/ Kyle Jason Kiser
Kyle Jason Kiser
Chief Executive Officer